Exhibit 99.2
CERTIFICATE OF QUALIFIED PERSON
I, Stephane Blais, P. Eng., as an author of this report entitled “Red Lake Gold Operation, Ontario, Canada NI 43-101 Technical Report” dated March 14, 2011 as amended March 30, 2011 prepared for Goldcorp Inc. Red Lake Gold Mines do hereby certify that:
1.	I am Chief Engineer at Goldcorp Red Lake Gold Mines, Bag 2000 Balmertown Ontario, This certificate applies to the technical report “Red Lake Gold Operation, Ontario, Canada NI 43-101 Technical Report”, dated March 14, 2011 as amended March 30, 2011 (the “Technical Report”).
I am a Professional engineer from Laval University, (Mining Eng. Bac), I have worked as an Engineer for 16 years.
I am familiar with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.
2.	I supervised the estimation of reserves and did multiple underground inspections through the last years. As chief engineer for Red Lake Gold Mines, all technical engineering work is under my charge.
3.	I am responsible for all sections of the Technical Report, more specifically reserves sections.
4.	I am not an independent qualified person as described in section 1.4 of NI 43101, as I am an employee of the Goldcorp Red Lake Gold Mines.
5.	I have worked at the Red Lake Gold Mines property since July 2001 first as SR engineer and since 2004 as Chief Engineer.
6.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-1 01.
7.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.
Dated this 30th day of March, 2011
(“Stephane Blais”)
Stephane Blais, P. Eng.
Chief Engineer, Goldcorp,
Red Lake Gold Mines